Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex: - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 17 - 2010

July 5th, 2010
FOR IMMEDIATE RELEASE

AURIZON INCREASES THE HOSCO MEASURED AND INDICATED MINERAL RESOURCES BY 35% AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report that an updated mineral resource estimate has been completed for the Hosco deposit at its Joanna Property, located 20 kilometres east of Rouyn-Noranda, in north-western Québec.  The updated mineral resource estimate was prepared by SGS Canada Inc. - Geostat (“SGS Geostat”) in collaboration with Aurizon’s personnel.

The updated mineral resource estimate integrates results of the Fall 2009 and Winter 2010 infill drill program completed in the Hosco deposit area, and updates the mineral resource estimate used in the Pre-Feasibility Study for the Hosco Deposit-Joanna Gold Project, dated December 22, 2009 (the “Pre-Feasibility Study”) available under the Company’s profile at www.sedar.com.

  At a cut-off grade of 0.5 grams of gold per tonne, measured and indicated mineral resources have increased by 446,000 ounces, a 35% increase when compared to the previous estimate used in the Pre-Feasibility Study and now total 1.7 million ounces of gold for the Hosco deposit only.

  The increase comes from outside the pit outline that was determined by the Pre-Feasibility Study (259,000 ounces) and the lateral extensions between surface and a depth of 100 meters (187,000 ounces).

  Inferred mineral resources estimates have also increased by 91,000 ounces, an 11% increase from the previous estimate.

"As the updated mineral resource estimate has substantially increased the Hosco mineral resources, this should have a positive impact on the feasibility study that is in progress." said Martin Bergeron, P. Eng., Vice-President of Operations.

Aurizon Mines Ltd.
News Release - July 5, 2010
Aurizon Increases the Hosco Measured and Indicated Mineral Resources by 35% at Joanna

Table 1: Hosco Deposit - Mineral Resources

Grade Cut-off (Au g/t)	Category	June 2010 (1)			November 2009
		Tonnes (4) (t)	Grade (g/t)	Gold (5) (oz)	Tonnes (t)	Grade (g/t)	Gold (oz)
0.5	Measured Indicated	26 780 000 13 770 000	1.38 1.23	1 187 000 546 000	19 530 000 10 550 000	1.37 1.26	859 000 427 000
	M + l Inferred	40 550 000 23 170 000	1.33 1.19	1 732 000 887 000	30 080 000 20 810 000	1.33 1.19	1 286 000 796 000
1.0	Measured Indicated	19 650 000 8 270 000	1.58 1.52	995 000 404 000	14 100 000 6 700 000	1.57 1.52	714 000 327 000
	M + l Inferred	27 920 000 14 430 000	1.56 1.42	1 399 000 658 000	20 800 000 12 550 000	1.56 1.44	1 041 000 581 000
1.5	Measured Indicated	8 370 000 2 940 000	2.04 2.09	550 000 197 000	5 890 000 2 430 000	2.05 2.05	389 000 160 000
	M + l Inferred	11 300 000 4 110 000	2.06 1.93	747 000 255 000	8 320 000 4 010 000	2.05 1.94	549 000 250 000

Notes:

1.

Effective as of June 18, 2010.

2.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

3.

Historical production of 9,700 ounces has not been removed from mineral resources.

4.

Tonnes rounded to nearest 10,000.

5.

Ounces rounded to nearest 1,000.

The mineral resource estimate has been calculated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definitions Standards for mineral resources in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The mineral resource estimates were calculated based on the following geological and resource modeling parameters:

•

Mineral resources were evaluated using recent and historical surface and underground diamond drill holes and analytical results of historical underground channel sampling.  A total of 504 recent and 121 historical surface drill holes along with a total of 3,287 historical underground drill holes and channel samples were used for the mineral resources model.

•

The mineral resource estimate was done using a 3-D Modeling and Block Model Interpolation Methodology with Ordinary Kriging in two distinct stages, one model using mineralized envelopes for the high grade mineralization and one model for the lower grade mineralization located outside the defined mineralized envelopes. The block model was defined by a block size of 8 meters long by 5 meters wide by 8 meters thick and covers a strike length of 2,500 meters to a maximum depth of 990 meters below surface.

•

The mineral resource model was interpreted from transverse sections ranging between 25 to 50 meters.  The average drill spacing in the measured and indicated categories resources is 25 meters x 25 meters.

•

The interpolation was conducted on composite assays of 2 meters in length. The mineral resources were modeled and estimated using the software SectCad version 5.4.327.

•

Capping of 15 grams of gold per tonne was applied to the assay composites. Results are presented as undiluted and in-situ. A bulk density of 2.66 tonnes/metres3 was used to calculate tonnages from the volumetric estimates of the resources block model.

Aurizon Mines Ltd.
News Release - July 5, 2010
Aurizon Increases the Hosco Measured and Indicated Mineral Resources by 35% at Joanna

Geology

Mineralization at Joanna is closely related to the east-west Cadillac fault and forms a 200 metre wide corridor composed of different mineralized lenses parallel to the fault, dipping 55 degrees to the north.  Mineralization takes the form of a few millimetres to 15 centimetres-wide quartz veins network inside finely-disseminated sulphides. Mineralization has been defined and correlated based on altered mineral assemblages (biotite, tremolite, carbonates, muscovite, tourmaline, chlorite), quartz textures, deformation features and sulphides types (pyrrhotite and arsenopyrite).

At Hosco, mineralization is located within three lenses, one located north of the fault and two at the southern side of the fault.  Each lense shows a thickness of between 15 and 60 metres and a variable lateral extension of between 300 and 700 metres.

Joanna Project Mineral Resources

The Joanna Project is comprised of six sectors based on different ownership agreements. The Hosco sector currently represents the core of the mineral resources located on the property. The other sectors include Heva, Alexandria, Henriksen, La Pause, and O’Connor-Robert.  The project comprises 155 claims covering 4,252 hectares in 3 separate blocks.

Aurizon owns a 100% interest, subject to certain underlying royalties, in all of the sectors comprising the Joanna Project, with the exception of the Alexandria sector, where Aurizon is required to make a cash payment of $1.6 million on or before December 23, 2010 in order to earn its 100% interest.

The other mineral resources on the Joanna property outside of the Hosco sector have not been updated and the mineral resource estimate figures remain the same as reported in the Pre-Feasibility Study.  The following table provides the details of the total mineral resources for the Joanna Project, including the June 2010 updated Hosco mineral resources:

Table 2: Joanna Project - Total Mineral Resources

Mineral Resources	Sectors	June 2010			December 2009
		Tonnes	Grade (g/t)	Gold (oz)	Tonnes	Grade (g/t)	Gold (oz)	Gain/Loss (oz)
Measured	Hosco Héva Alexandria	26 780 000 0 0	1.38 0 0	1 187 000 0 0	19 530 000 0 0	1.37 0 0	859 000 0 0	328 000 0 0
Indicated	Hosco Héva Alexandria	13 770 000 4 400 000 0	1.23 1.91 0	546 000 270 000 0	10 550 000 4 400 000 0	1.26 1.91 0	427 000 270 000 0	119 000 0 0
Total Measured and Indicated	Hosco Héva Alexandria	40 550 000 4 400 000 0	1.33 1.91 -	1 732 000 270 000 0	30 080 000 4 400 000 0	1.33 1.91 -	1 286 000 270 000 0	446 000 0 0
Total Measured and Indicated		44 950 000	1.39	2 002 000	34 480 000	1.40	1 556 000	446 000

Inferred	Hosco Héva Alexandria	23 170 000 9 000 000 1 100 000	1.19 1.80 1.20	887 000 511 000 42 000	20 810 000 9 000 000 1 100 000	1.19 1.80 1.20	796 000 511 000 42 000	91 000 0 0
Total Inferred		33 270 000	1.35	1 440 000	30 910 000	1.36	1 349 000	91 000

Pre-Feasibility

  The in-situ mineral reserves estimate contained in the Hosco deposit, as defined by the Pre-Feasibility Study, was 23.6 million tonnes at 1.31 grams of gold per tonne for 996,000 ounces.

Aurizon Mines Ltd.
News Release - July 5, 2010
Aurizon Increases the Hosco Measured and Indicated Mineral Resources by 35% at Joanna

Outlook

The mineral resource update is based on a 24,000 metre drill program.  Aurizon intends to continue its drill program to increase and convert the mineral resource base at Joanna, mainly for resource definition purposes and to cover the potential extensions of the Hosco deposit, the Heva deposit located 5 kilometres further west and, the Alexandria property.

The feasibility study, currently in progress, will incorporate the updated resource estimate on the Hosco deposit of the Joanna property as well as the results from the metallurgical pilot test, a hydro-geological and geo-technical study and other studies currently in progress.  The feasibility study is expected to be completed during the fourth quarter of 2010.

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Ghislain Fournier P. Eng., Technical Services General Manager and Martin Demers, P.Geo., Exploration Manager of the Company.  Mineral resource estimates were prepared by André Laferrière, M.Sc. P.Geo., Senior Geologist for SGS Geostat, a "qualified person" as defined by National Instrument 43-101.

Additional Information

Additional information required by part 3 of NI 43-101, and not otherwise contained in this release, can be found in the Pre-Feasibility Study and in the Mineral Resource Estimation - Joanna Gold Deposit, November 2009 Update, dated November 9, 2009, both of which are available under the company’s profile at www.sedar.com.

A sketch is attached showing the updated resource outline for the Hosco Deposit at the Joanna Gold Project.  All other information previously released on Joanna is also available on Aurizon's website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release - July 5, 2010
Aurizon Increases the Hosco Measured and Indicated Mineral Resources by 35% at Joanna

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, timing of a feasibility study, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.   In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce.  Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources.  U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release - July 5, 2010
Aurizon Increases the Hosco Measured and Indicated Mineral Resources by 35% at Joanna

AURIZON
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
July 5, 2010
W
7500E
8000E
8500E
9000E
9500E
E
Hosco Area
Surface
5010m
4700m
4700m
Diabase Dyke
Diabase Dyke
4400m
4400m
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
0 50m
Hosco Deposit
Proven & Probable Reserves* : 995,600 oz
Measured & Indicated Resources : 1,732,000 oz
Inferred Resources : 887,000 oz
* Mineral Resources Include Mineral Reserves
W
E
5 km
Diabase Dyke
Previous
Pit Outline
Diabase Dyke
4700m
4700m
4400m
4400m
Joanna Mineral Resources
Proven & Probable Reserves* : 995,600 oz
Measured & Indicated Resources : 2,002,000 oz
Inferred Resources : 1,440,000 oz
Heva Area
Hosco Area
Alexandria Area
0 200m
Joanna
* Mineral Resources Include Mineral Reserves
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
July 5, 2010